July 26, 2024

Lior Fhima
Chief Financial Officer
Purple Biotech Ltd.
4 Oppenheimer Street
Science Park
Rehovot 7670104, Israel

       Re: Purple Biotech Ltd.
           Registration Statement on Form F-1
           Filed July 22, 2024
           File No. 333-280947
Dear Lior Fhima:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alla Digilova, Esq.